Exhibit for Item 77D – Policies with Respect to Security Investments

The principal investment strategies for VIP Financial Services Portfolio have been modified as follows (new text is underlined):

The fund invests primarily in companies that provide financial services to consumers and industry. The fund normally invests at least 80% of its assets in securities of companies principally engaged in these activities.

These companies may include, for example, investment banks; brokerage and asset management firms; companies providing life, health, and/or property and casualty insurance; commercial banks; financial institutions providing mortgages and mortgage-related services , including mortgage REITS ; providers of personal loans and other consumer finance services; credit agencies; stock exchanges; investment management firms; institutions providing custody services; and reinsurance companies ~~; and companies that manage and develop real estate including REITs~~ .